Kickstarter Update, Feb. 1, 2016, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1480591

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Omni: Move Naturally in Your Favorite Game

The Omni enables you to move naturally and freely in virtual worlds. Get fully immersed in your favorite game!

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Virtuix

3,249 backers pledged $1,109,351 to help bring this project to life.

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Update #52
Feb 1 2016

Pathfinder Update, Omni Online, $16 Million

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Hello Backers!

Pathfinder Program Update

Kickstarter Update, Feb. 1, 2016, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1480591

We continue to deliver our Pathfinder Omnis. A total of 60 production Omni units have been shipped from China in the last few weeks. See a few pictures below of our China team preparing the units for inspection and shipment, and a few of our happy Pathfinders picking up their Omnis.

Kickstarter Update, Feb. 1, 2016, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1480591

Kickstarter Update, Feb. 1, 2016, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1480591

Kickstarter Update, Feb. 1, 2016, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1480591

Kickstarter Update, Feb. 1, 2016, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1480591

Kickstarter Update, Feb. 1, 2016, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1480591

Delivering Omnis to our community is a major milestone for our company, and we can’t thank you enough for your generous support that got us to this point. As soon as our Pathfinder program has been successfully completed, we will start ramping up our production and fulfill all outstanding orders. Thank you for your ongoing patience!

Omni Connect and Omni Online

In addition to the Omni hardware, we are developing a software platform around the Omni’s Active VR experience.

“Omni Connect” is the name of our Omni user application, which you will use to set up, connect, and manage your Omni and tracking Pods. In Omni Connect, you can select your desired navigation mode: coupled (move forward, backwards, and strafe, but forward movement is tied to your looking direction), de-coupled (movement is independent from your looking direction), or legacy keyboard mode to play legacy, non-VR games.

In addition, Omni Connect keeps track of your steps taken, miles walked or ran, and calories burned. Not only is the Omni a motion platform that is crucial to enable Active VR experiences like first-person shooters, it’s also a healthy way to enjoy videogames. Many of you have expressed an interest in using your Active VR game sessions as a fun alternative to dull exercise routines. Omni Connect will help you track your progress.

“Omni Online” governs the online, social functionality of the Omni. When you install Omni Connect, you have the option to set up a free “Omni Online” account, so that you can save your profile to the cloud. You’ll be able to compare your physical stats, game stats, and profile ranks with your Omni Online friends, and you can compete for a spot on universal leaderboards in TRAVR and other games. Omni Online converts the single-player VR gameplay into an engaging, social, Active VR experience.

$16 Million Testing-The-Waters Campaign

Our “Testing-The-Waters” campaign on SeedInvest has currently received more than $16 million of investment interest from more than 1,950 potential investors, which is the highest dollar amount of investment interest ever received for such a campaign on SeedInvest to date. We can’t thank our community enough for this expression of support and belief in our mission.

$5 million of investment interest came from 1,700 indications that were $10,000 or smaller, while $10 million came from 150 indications larger than $25,000. We continue to collect non-binding indications of interest from investors at www.seedinvest.com/virtuix/series.a. Stay tuned for more updates soon! Thank you for your continued patience and support, and as always please join us on our Forums if you’d like to discuss this update or anything VR related:

http://forum.virtuix.com
Best regards,

Kickstarter Update, Feb. 1, 2016, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1480591

Jan and the Virtuix Team

Legal Disclaimer: Virtuix Holdings, Inc. (“Virtuix”) is “testing the waters” to gauge market demand from potential investors for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an offering statement that has been qualified by the Commission. A preliminary offering circular that forms a part of the offering statement has been filed with the commission, a copy of which may be obtained from www.seedinvest.com/virtuix.

Kickstarter Update, Feb. 1, 2016, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1480591

3. 

Alfonso C on February 2
@Stephen
Well yes, as you mentioned, pathfinders are backers and mass production ramping up as the program concludes, I've read the updates. What I asked though was, are the 60 units all for the pathfinders or not, since there are only 50 pathfinders but already 60 production units have arrived or will yet to arrive. Just curious on that part.

Thanks for the reply though :)

4. 

Carl on February 2
Fantastic, I'm worried though that the estimates on shipping are out of date. Is it still going to be $100 to ship within China? Thanks.

5. 

Stephen Chiu on February 2
@Alfonso it says Pathfinder Omni continue to ship, which are still backers who opted to be Pathfinder testers to get their Omni's early. Mass production should be moving forward once the Pathfinder phase is complete.

6. 

NobleBrutus on February 2
Awesome, really excited.

7. 

Alfonso C on February 2
Would the 60 production Omni units currently en route from china be for the Pathfinder program or are those units for the first batch of backers?

Everything seems to be progressing quite nicely.
Good job you guys!

Kickstarter Update, Feb. 1, 2016, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1480591